FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. Name and Address of Company

Trans-Orient Petroleum Ltd. (the “Company”)
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2. Date of Material Change

September 16, 2009

Item 3. News Release

A news release announcing the material change referred to in this report was issued on September 16, 2009 via Canada Newswire.

Item 4. Summary of Material Change

On September 16, 2009, the Company and TAG Oil Ltd. (“TAG”) announced that they entered into an arrangement agreement (the “Agreement”) providing for the acquisition by TAG of all of the issued and outstanding common shares of the Company. The proposed transaction (the “Proposed Transaction”) will be effected by an exchange of TAG’s common shares for the outstanding common shares of the Company on the basis of one common share of TAG for each 2.8 common shares of the Company.

Item 5. Full Description of Material Change

The Company and TAG announced that they entered into the Agreement to effect a business combination pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). The Proposed Transaction has been approved by the boards of directors of both the Company and TAG (with interested directors abstaining) following the recommendation of their special committees.

Pursuant to the Proposed Transaction, TAG will acquire all of the issued and outstanding shares of the Company on the basis of one TAG share for each 2.8 shares of the Company. The Proposed Transaction represents a 40% premium on the Company’s per-share net asset value. Upon completion of the Proposed Transaction, the Company will become a wholly owned subsidiary of TAG. It is estimated that TAG will have 29,877,877 shares outstanding.

Full details of the Proposed Transaction, including the terms of the Agreement, will be included in a joint information management circular expected to be mailed to the Company’s shareholders on or about November 16, 2009. The Company plans to hold a special meeting of shareholders to approve the

Proposed Transaction and related matters on or about December 9, 2009. The Proposed Transaction is subject to all requisite regulatory and court approvals, as well as shareholder approval of the Proposed Transaction by at least 2/3 of the votes cast by the Company’s shareholders present in person or represented by proxy at the meeting. Holders of 49% of the outstanding shares of the Company including all directors and officers of the Company have agreed to vote in favour of the Proposed Transaction.

Item 5.2 Disclosure for Restructuring Transactions

N/A

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information, please contact Garth Johnson, President and CEO, at (604) 682-6496.

Item 9. Date of Report

September 17, 2009